Special Shareholder Meeting Results - OpCap Mid Cap Portfolio :

On April 15, 2010, a special meeting of shareholders was held to approve a proposal to liquidate and dissolve OpCap Mid Cap Portfolio.
Shareholders voted as indicated below:

For			Against 		Abstain

4,949,863		258,005		 	442,037